Issuer Free Writing Prospectus

Filed Pursuant to Rule 433

Registration Statement No. 333-223400

supplementing the Preliminary Prospectus

Supplements dated May 11, 2020

(To Prospectus dated March 2, 2018)

ArcelorMittal prices USD 2.0 billion common shares and mandatorily convertible subordinated notes offerings

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION DIRECTLY OR INDIRECTLY IN OR INTO CANADA, AUSTRALIA, JAPAN OR ANY OTHER JURISDICTION IN WHICH TO DO SO WOULD BE PROHIBITED BY APPLICABLE LAW

This announcement is for distribution only to persons who (a) have professional experience in matters relating to investments falling within Article 19(5) of the UK Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (as amended, the “Order”); (b) are persons falling within Article 49(2)(a) to (d) (“high net worth companies, unincorporated associations, etc.”) of the Order; (c) are outside the United Kingdom (“UK”); or (d) are persons to whom an invitation or inducement to engage in investment activity (within the meaning of section 21 of the Financial Services and Markets Act 2000) in connection with the issue or sale of any securities may otherwise lawfully be communicated or caused to be communicated (all such persons together being referred to as “relevant persons”). This announcement is directed only at relevant persons and must not be acted on or relied on by persons who are not relevant persons. Any investment or investment activity to which this announcement relates is available only to relevant persons and will be engaged in only with relevant persons.

This announcement and this offering are only addressed to and directed at persons in Member States of the European Economic Area (“EEA”) and in the UK who are “Qualified Investors” within the meaning of Article 2(e) of the Prospectus Regulation. The shares and the mandatorily convertible notes are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such securities will be engaged in only with Qualified Investors. This announcement must not be acted on or relied on in any member state of the EEA or in the UK by persons who are not Qualified Investors. For the purposes of this provision the expression “Prospectus Regulation” means Regulation (EU) 2017/1129 (as amended or superseded).

References in this announcement to regulations or directives include, in relation to the UK, those regulations or directives as they form part of UK domestic law by virtue of the European Union (Withdrawal) Act 2018 or have been implemented in UK domestic law, as appropriate.

Luxembourg, 12 May 2020 - ArcelorMittal (the “Company”) announces the pricing of its offerings of common shares, without nominal value and mandatorily convertible subordinated notes, which were announced earlier today. The total aggregate gross proceeds from the offerings are approximately USD 2.0 billion (before deduction of commissions). The share offering is for an aggregate amount of USD 750 million, representing approximately 80.9 million common shares at an offering price of USD 9.27 (EUR 8.57 at a EUR/USD conversion rate of 1.0816) per share. The mandatorily convertible notes offering involves USD 1.25 billion aggregate principal amount of mandatorily convertible notes. The mandatorily convertible notes will have a maturity of 3 years, will be issued at 100% of the principal amount and will be mandatorily converted into common shares of the Company upon maturity (unless earlier converted at the option of the holders or ArcelorMittal or upon certain specified events), all in accordance with the terms of the mandatorily convertible notes. The mandatorily convertible notes will pay a coupon of 5.50% per annum, payable quarterly in arrears. The minimum conversion price of the mandatorily convertible notes will be equal to USD 9.27, corresponding to the offering price of the shares as described above, and the maximum conversion price has been set at approximately 117.5% of the minimum conversion price (corresponding to USD 10.89).

ArcelorMittal intends to use the net proceeds from the offerings for general corporate purposes, to deleverage and to enhance liquidity, thereby building additional resilience going forward in what remains an uncertain environment.

ArcelorMittal’s liquidity position (cash and cash equivalents and availability under credit facilities) stood at approximately USD 10 billion as at March 31, 2020, supplemented by a new USD 3 billion (equivalent) credit facility as announced on April 16, 2020 (and fully executed on May 5, 2020). Following the closing of the offerings, commitments under this credit facility will be cancelled in proportion to the proceeds of the offerings less certain costs.

BNP Paribas, Crédit Agricole Corporate and Investment Bank, Goldman Sachs & Co. LLC, J.P. Morgan and Société Générale are acting as Joint Global Coordinators and Joint Bookrunners of the offerings, and Banco Bilbao Vizcaya Argentaria, S.A., BofA Securities, Inc., Commerzbank AG, HSBC Securities (USA) Inc., ING Belgium SA/NV, Mizuho International plc, Natixis and UniCredit Bank AG are acting as Joint Bookrunners of the offerings.

A Mittal family trust participated in the offerings by placing an order in an aggregate amount of USD 200 million, split as follows: USD 100 million of mandatorily convertible notes and USD 100 million of shares, and will be subject to a lock-up period of 180 days, subject to customary exceptions.

Under the terms of the offerings, there will be a 180-day lock-up period for the Company on issuances or sales of shares and securities exchangeable for or convertible into shares, subject to customary exceptions.

Settlement of the share offering is expected to occur on or around May 14, 2020. Settlement of the mandatorily convertible notes offering is expected to occur on or around May 18, 2020. ArcelorMittal has applied to list the mandatorily convertible notes on the New York Stock Exchange (“NYSE”), subject to satisfaction of the NYSE’s minimum equity listing standards with respect to the mandatorily convertible notes. There can be no assurance that such requirement will be satisfied. If the mandatorily convertible notes are approved for listing, ArcelorMittal expects trading on the NYSE to begin within 30 calendar days after the mandatorily convertible notes are first issued.

Important Notice

The Company has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Company has filed with the SEC for more complete information about the Company and these offerings. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, copies may be obtained from Goldman Sachs & Co. LLC at 1-212-902-1171.

This press release does not constitute an offer to sell or the solicitation of an offer to buy any securities, nor will there be any sale of securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

This press release may contain forward-looking information and statements about ArcelorMittal and its subsidiaries. These statements include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to future operations, products and services, and statements regarding future performance, including statements regarding the completion of the offerings and use of proceeds. Forward-looking statements may be identified by the words “believe,” “expect,” “anticipate,” “target” or similar expressions. Although ArcelorMittal’s management believes that the expectations reflected in such forward-looking statements are reasonable, investors and holders of ArcelorMittal’s securities are cautioned that forward-looking information and statements are subject to numerous risks and uncertainties, many of which are difficult to predict and generally beyond the control of ArcelorMittal, that could cause actual results and developments to differ materially and adversely from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include those discussed or identified in the filings with the SEC made or to be made by ArcelorMittal, including ArcelorMittal’s Annual Report on Form 20-F for the year ended December 31, 2019 filed with the SEC. ArcelorMittal undertakes no obligation to publicly update its forward-looking statements, whether as a result of new information, future events, or otherwise.

No communication and no information in respect of the offering of securities may be distributed to the public in any jurisdiction where a registration or approval is required. The offering or subscription of securities may be subject to specific legal or regulatory restrictions in certain jurisdictions. ArcelorMittal takes no responsibility for any violation of any such restrictions by any person.

MiFID II Directive 2014/65/EU (as amended, “MiFID II”) professionals/ECPs-only / No PRIIPs KID – Manufacturer target market (MiFID II product governance) is eligible counterparties and professional clients only (all distribution channels). No PRIIPs key information document (KID) has been prepared as not available to retail in EEA.

In connection with the offerings, the Joint Bookrunners or any of their respective affiliates acting as an investor for their own account may take up as a proprietary position any shares or mandatorily convertible notes and in that capacity may retain, purchase or sell for their own account such shares or mandatorily convertible notes. In addition they may enter into financing arrangements and swaps with investors in connection with which they may from time to time acquire, hold or dispose of shares or mandatorily convertible notes. They do not intend to disclose the extent of any such investment or transactions otherwise than in accordance with any legal or regulatory obligation to do so.

The Joint Bookrunners are acting on behalf of the Company and no one else in connection with the offerings, and will not be responsible to any other person for providing the protections afforded to any of their respective clients or for providing advice in relation to the offerings. None of the Joint Bookrunners will regard any other person as its client in relation to the offerings.

This announcement contains inside information for the purposes of Article 7 of Regulation (EU) No 596/2014.

Enquiries: ArcelorMittal corporate communications (E-mail: press@arcelormittal.com) +44 0207 629 7988. Contact: Paul Weigh +44 203 214 2419.